Exhibit 23.4

CONSENT OF INDEPENDENT VALUATION EXPERT

We hereby consent to: (1) the reference to our name (including under the heading “Experts”) and description of our role in the valuation process of certain commercial real estate assets, related liabilities and notes receivable secured by real estate of Cole Real Estate Income Strategy (Daily NAV), Inc. (the “Company”) in the Company’s Post-Effective Amendment No. 2 to its Registration Statement on Form S-11 (Commission File No. 333-169535) to be filed on the date hereof, and the prospectus included therein (the “Prospectus”), and (2) the inclusion in footnote 3 on page 96 of the Prospectus of disclosure that the amount presented in the line item “Operating Real Estate Properties” in the chart of $31,650,000 represents the sum of the estimated values of each of the Company’s operating real estate properties contained in the individual property appraisal reports provided by us to the Company’s fund accountant.

/s/ CBRE, Inc.
CBRE, Inc.

August 17, 2012